Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated October 18, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ David Chenghong He
	Name:	David Chenghong He
	Title:	Chief financial officer

Date: October 19, 2010

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Chen Fu, IR Director	Ms. Linda Salo, Sr. Financial Writer
Phone: +86-21-51518888 Ext. 2228	Phone: +1-646-922-0894
Email: fuchen@chinadrtv.com	Email: linda.salo@ccgir.com
www.chinadrtv.com
Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Announces Resignation of James Hu as Chairman, CEO and Director, President Don Yang Named CEO of the Company

SHANGHAI, China, October 18, 2010 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services through extensive distribution network, today announced that Mr. James Hu has resigned as the Company’s Chairman, Chief Executive Officer, and Director, effective immediately. Mr. Hu will assist the Company in the process of transitioning to new leadership.

The Company’s Board of Directors has named Mr. Don Yang, who is currently President and a Director of Acorn, as the Chief Executive Officer. Mr. Don Yang co-founded Acorn in 1998 and served as President of Acorn for the past ten years, responsible for the Company’s call center operations and development of new business opportunities. Prior to co-founding Acorn, Mr. Yang was a partner of J&J Partners from 1996 to 1997. He also acted as general manager of Bei Shang Printing Co., Ltd. from 1993 to 1995. In addition, the Board of Directors has appointed Mr. Robert Roche, co-founder and a current Director of the Company, as Chairman of the Board of Directors of Acorn, effectively immediately.

Mr. James Hu joined Company as the founding CEO in 2000, at a time when Acorn was still a little known company experimenting with the idea of TV shopping in China. Over the next ten years, Mr. James Hu successfully grew the Company into China’s one of the largest TV direct sales operator both in terms of revenue and TV airtime. During his tenure with Acorn, he helped to establish many well-known consumer product brands such as Ozing and Babaka and, in 2007, successfully took the Company to public on the New York Stock Exchange. The board wishes to thank Mr. James Hu for his outstanding contribution to Acorn’s development and all the best for his future endeavors.

“I am very proud of what Acorn has achieved during my tenure as CEO and I am confident that the Company is on a strong platform with its market leadership and brand presence to command new heights.” said Mr. James Hu.

“Don is the right person to take on this responsibility at this time. As a co-founder, he has been with Acorn since the beginning and knows the TV direct sales business and industry very well,” commented co-founder and Chairman of the board, Mr. Roche. “Under his leadership, we will continue to focus on execution, driving top line growth and improving profitability and cash flow. We are confident that Don will serve the business well in this new role.”

“I am honored to be appointed as the CEO by the board and would like to thank James for providing an excellent foundation and strong market presence since the Company’s IPO on the New York Stock Exchange in 2007,” Mr. Don Yang said. “Our commitment to meet consumer needs and serve the best interests of our shareholders continues to be our top priority as we refine our business model to improve profitability.”

About Robert Roche

Robert Roche is an entrepreneur, attorney and private equity investor and is a co-founder of Acorn. He has lived in Japan and China for more than 27 years. He is also the founder and Chairman of Oak Lawn Marketing, the largest infomercial company in Japan with over 1,200 employees. Recently Mr. Roche sold a 51% stake to NTT Docomo, Japan’s largest mobile phone operator. Mr. Roche is the current Chairman of the American Chamber of Commerce Shanghai Board of Governors and is a Board Member at the USA Pavilion at the Shanghai 2010 World Expo. Previously Mr. Roche served as a member on the Board of Governors for the American Chamber of Commerce Japan. He is a Member of the Board of the Public Diplomacy Collaborative Initiative at Harvard. President Obama named Mr. Roche to the President’s Advisory Committee for Trade Policy and Negotiations which operates under the USTR.

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third-party bank channels, outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things the Company’s expectation to find a permanent Chief Executive Officer. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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